

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549



Paris la Défense,
June 2nd 2005

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- June 1st 2005

Sincerely yours.

Finance Department Manager

F. MOREAU



Ciments Français
Italcementi Group

CIMENTS FRANCAIS SIGNS A 5 YEAR SYNDICATED CREDIT FACILITY FOR EURO 700 MILLION

After syndication the facility amount was increased from Euro 600 million as a result of oversubscription.

Paris, 1 June 2005 - Ciments Français (Italcementi Group) has signed an agreement with a pool of banks (including Calyon, HSBC CCF, Natexis Banques Populaires and The Royal Bank of Scotland all acting as Mandated Lead Arrangers and Bookrunners and other 12 international banks) for a revolving credit facility. The facility amount set initially at euro 600 million, was increased to euro 700 million following oversubscription of approximately 50% in general syndication.
The credit facility, which has a five-year maturity with two one-year extension options after years one and two, will be used for general corporate purposes of the company, including refinancing of the five-year credit facility of euro 550 million signed in 2003.

The credit facility has an initial margin of 22.5 basis points over Euribor which is subject to adjustments according to a leverage grid and a 2.5 basis points utilization fee in case of use exceeding 50% of the total facility.

Ciments Français has been part of the Italcementi Group since 1992. The Group is the world's fifth largest cement producer – present in 19 countries - with consolidated net sales in 2004 of Euro 4,528 million, is market leader in the Mediterranean basin, and has leading market shares in various European countries, North America and Asia.
Ciments Français is the second major cement company listed on the Paris Stock Exchange in terms of capitalization (Euro 2.8 billion at May 27, 2005).

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Defense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations :
Tel : +33(0)1 42 91 76 76
Media Relations :
Tel : +33(0)1 42 91 75 20



Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
June 2nd 2005

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- June 1st 2005

Sincerely yours.

Finance Department Manager

F. MOREAU

F. M

Personal copy : Miss Sandra FOLSON

Press release



Ciments Français
Italcementi Group

CIMENTS FRANCAIS SIGNS A 5 YEAR SYNDICATED CREDIT FACILITY FOR EURO 700 MILLION

After syndication the facility amount was increased from Euro 600 million as a result of oversubscription.

Paris, 1 June 2005 - Ciments Français (Italcementi Group) has signed an agreement with a pool of banks (including Calyon, HSBC CCF, Natexis Banques Populaires and The Royal Bank of Scotland all acting as Mandated Lead Arrangers and Bookrunners and other 12 international banks) for a revolving credit facility. The facility amount set initially at euro 600 million, was increased to euro 700 million following oversubscription of approximately 50% in general syndication.
The credit facility, which has a five-year maturity with two one-year extension options after years one and two, will be used for general corporate purposes of the company, including refinancing of the five-year credit facility of euro 550 million signed in 2003.

The credit facility has an initial margin of 22.5 basis points over Euribor which is subject to adjustments according to a leverage grid and a 2.5 basis points utilization fee in case of use exceeding 50% of the total facility.

Ciments Français has been part of the Italcementi Group since 1992. The Group is the world's fifth largest cement producer – present in 19 countries - with consolidated net sales in 2004 of Euro 4,528 million, is market leader in the Mediterranean basin, and has leading market shares in various European countries, North America and Asia.
Ciments Français is the second major cement company listed on the Paris Stock Exchange in terms of capitalization (Euro 2.8 billion at May 27, 2005).

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Defense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations :
Tel : +33(0)1 42 91 76 76
Media Relations :
Tel : +33(0)1 42 91 75 20